FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: October 23, 2006	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

AD HOC ANNOUNCEMENT

iQ Power AG

Baarerstrasse 127

CH-6300 Zug

Investor Relations, Zug

Telephone: + 41 41 766 69 26]

Internet: www.iqpower.com

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA, JAPAN, AUSTRALIA AND CANADA

iQ Power AG Sets Issue Price and Issuing Volume for Capital Increase

Zug, 16 October 2006

iQ Power AG, together with CALYON Corporate and Investment Bank as the global coordinator, today set the issue price and the issuing volume for the increase in share capital that was decided on 28 September 2006. Also today, the Board of Directors of iQ Power AG finalized the implementation of the approved capital increase.

The issue price is EUR 2.20 per new share and was determined through the bookbuilding process. There were a total of 5,700,372 new shares placed in line with the capital increase. The issuing proceeds in the amount of EUR 12,540,818.40 less issue costs will go to iQ Power AG after the capital increase has been recorded in the commercial register, the new shares have been issued and the new shares have been delivered following payment of the issue price.

The start of the listing of all shares of iQ Power AG on the Frankfurt Stock Exchange’s regulated market (General Standard) is projected to occur on 19 October 2006, while the delivery of the new shares by book entry is expected to be made on 23 October 2006.

Important Notice:

The information contained in this announcement is neither intended nor approved for publication or disclosure in the United States, Canada, Australia and Japan and does not constitute an offer to sell securities in those countries. The securities mentioned herein are not, and in the future will not, be registered in accordance with the provisions of the U.S. Securities Act of 1933 as amended (“U.S. Securities Act”). Without such a registration, these securities may not be offered or sold; the exception being those securities that are exempt from the registration requirements of the U.S. Securities Act, which may be offered and sold. Public offerings of iQ Power AG securities in the United States may only be made through a prospectus. Such a prospectus must be made available by iQ Power AG and contain detailed information about iQ Power AG, its operating activities, as well as its assets, financial and earnings position.

Neither this announcement nor the information contained therein constitutes or represents an offer to sell securities, a solicitation of an offer to by securities or a securities prospectus.

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